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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL OMB Number: 3235-0145 Expires: October 31, 2002 Estimated average burden hours per response . . . .14.9

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)

Metromedia International Group, Inc.

(Name of Issuer)

Common Stock; 7 1/4% Cumulative Convertible Preferred Stock

(Title of Class of Securities)

591695101 (Common Stock)

591695200 (Preferred Stock)

(CUSIP Number)

Neil J. Koren, Esq.
Shartsis, Friese & Ginsburg LLP
One Maritime Plaza, 18th Floor
San Francisco, California 94111
(415) 421-6500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 25, 2001

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 140.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person"s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Snyder Capital Management, L.P.

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a)    X
(b) ______

3. SEC Use Only

4. Source of Funds (See Instructions)    AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6. Citizenship or Place of Organization  Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0 (Common Stock) 0 (Preferred Stock)
8. Shared Voting Power 6,272,500 (Common Stock) 338,350 (Preferred Stock)
9. Sole Dispositive Power 6,850,200 (Common Stock) 366,250 (Preferred Stock)
10. Shared Dispositive Power 0 (Common Stock) 0 (Preferred Stock)

11. Aggregate Amount Beneficially Owned by Each Reporting Person:

6,850,200 (Common Stock)

  366,250 (Preferred Stock)

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

13. Percent of Class Represented by Amount in Row (11) 7.67 (Common Stock)

8.85 (Preferred Stock)

14. Type of Reporting Person (See Instructions) PN, IA

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Snyder Capital Management, Inc.

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a)    X
(b) ______

3. SEC Use Only

4. Source of Funds (See Instructions)    AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6. Citizenship or Place of Organization  Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0 (Common Stock) 0 (Preferred Stock)
8. Shared Voting Power 6,272,500 (Common Stock) 338,350 (Preferred Stock)
9. Sole Dispositive Power 6,850,000 (Common Stock) 366,250 (Preferred Stock)
10. Shared Dispositive Power 0 (Common Stock) 0 (Preferred Stock)

11. Aggregate Amount Beneficially Owned by Each Reporting Person

6,850,200 (Common Stock)

  366,250 (Preferred Stock)

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

13. Percent of Class Represented by Amount in Row (11) 7.67 (Common Stock)

8.85 (Preferred Stock)

14. Type of Reporting Person (See Instructions) CO

Item 1. Security and Issuer

This statement relates to shares of Common Stock (the "Common Stock") and shares of 7 1/4% Cumulative Convertible Preferred Stock (the "Preferred Stock" and together with the Common Stock, the "Stock") of Metromedia International Group, Inc. (the "Issuer"). The principal executive office of the Issuer is located at One Meadowlands Plaza, East Rutherford, NJ 07073-2137.

Item 2. Identity and Background

The persons filing this statement and the persons enumerated in Instruction C of Schedule 13D and, where applicable, their respective places of organization, general partners, directors, executive officers and controlling persons, and the information regarding them, are as follows:

(a) The names of the persons filing this statement are Snyder Capital Management, L.P. ("SCMLP") and Snyder Capital Management, Inc. ("SCMI") (collectively, the "Filers"). Persons enumerated in Instruction C of Schedule 13D are Alan Barry Snyder ("Snyder"), Walter Niemasik, Jr. ("Niemasik"), Margot Thorington Murtaugh ("Murtaugh"), Robert James Stanton ("Stanton"), Steven James Block ("Block"), Peter Stuart Voss ("Voss"), Susan Roberta Katz-Snyder ("Katz-Snyder") and Sherry Ann Umberfield ("Umberfield") (collectively, with the Filers, the "Named Persons").

SCMI is a wholly owned subsidiary of Nvest Holdings, Inc., which is a wholly owned subsidiary of Nvest Companies, L.P. ("Nvest Companies"). Nvest Companies is the sole limited partner of SCMLP. The general partner of Nvest Companies is CDCAM North America, LLC. CDCAM North America Corporation ("CDCAM NA") is the sole limited partner of Nvest Companies. CDCAM NA is a wholly owned subsidiary of CDC Asset Management S.A., which is owned by CNP Assurances, Caisse Nationale des Caisses E"Epargne and CDC Finance, each of which is owned by Caisse Nationale des Consignations ("CDC"), which is supervised by the government of France.

SCMI and Nvest Companies operate under an understanding that all investment and voting decisions regarding managed accounts are to be made by SCMI and SCMLP and not by Nvest Companies or any entity controlling Nvest Companies. Accordingly, SCMI and SCMLP do not consider Nvest Companies or any entity controlling Nvest Companies to have any direct or indirect control over the securities held in managed accounts.

(b) The business address of SCMLP, SCMI, Snyder, Niemasik, Murtaugh, Stanton, Block and Katz-Snyder is 350 California Street, San Francisco, CA 94104. The business address of Voss, Umberfield and Nvest Companies is 399 Boylston Street, Boston, MA 02116. The business address of CDC is 7, Place des Cinq Martyrs du Lycee Buffon, BP 541, 75725, Paris, Cedex 15, France.

(c) SCMLP is an investment adviser registered under the Investment Advisers Act of 1940. SCMI is the sole general partner of SCMLP. Snyder is the President of SCMI. Niemasik, Murtaugh, Stanton and Block are the Vice Presidents of SCMI. Snyder, Niemasik, Voss, Katz-Snyder and Umberfield are the directors of SCMI. Voss and Umberfield are also the President and Executive Vice President, respectively, of Nvest Companies.

(d) During the last five years, none of the Filers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Filers was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) SCMLP is a Delaware limited partnership. SCMI is a Delaware corporation. Snyder, Niemasik, Murtaugh, Stanton, Block, Voss, Katz-Snyder and Umberfield are all citizens of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration

The source and amount of funds used in purchasing the Stock were as follows:

Purchaser	Source of Funds	Amount

SCMLP	Funds Under Management*	$40,805,199.16 (Common Stock)
SCMLP	Funds Under Management*	$9,820,050.50 (Preferred Stock)

*Represents funds of SCMLP"s advisory clients invested in the Stock.

Item 4. Purpose of Transaction

Today, SCMLP issued a press release, a copy of which is attached hereto as Exhibit B, announcing that SCMLP intends to grant its proxy to Elliot & Associates, L.P. for the upcoming annual meeting of stockholders of the Issuer.

SCMLP has been holding a position in the Stock for several years, and has concluded that the Issuer"s management and Board of Directors have been totally remiss in delivering value to stockholders. The substantial decline in the stock price since 1998, which places the current price at only approximately twenty percent of what it was two years ago, has led SCMLP to strongly question the direction of the Issuer and the commitment of the Issuer to its stockholders.

Consequently, in light of the abysmal performance record of the Issuer"s management and Board, SCMLP continues to urge the Issuer to undertake at a minimum the following actions as quickly as possible:

1. Negotiate a waiver of debt restrictions and institute a substantial share repurchase (through a "Dutch Auction" process) with current cash on hand as well as part of the cash proceeds recently received from China. Such a plan should encompass a minimum of $50-$75 million.

2. Sell or spin off the Snapper business.

3. Sell or spin off the Issuer"s paging business.

4. Sell or spin off the Issuer"s radio properties.

5. Immediately file to bring the company"s China internet properties public in an underwritten IPO (initial public offering) in the U.S. through a major investment banking firm.

6. Hire a credible professional investor relations firm (with experience and clients in the media/communications businesses) which has the full and complete support of management and the Board in getting information about developments at the Issuer to the investment community promptly and fully.

7. Have management commit to promptly respond to valid inquiries concerning the business, whether from shareholders, analysts, brokers, or media representatives.

8. Immediately institute a regular program of shareholder relations, including the holding of quarterly earnings telephone conference calls.

9. Commit to placing several new members on the Board of Directors who are truly independent.

Other than as described above, none of the Filers has any present plans or proposals that relate to, or would result in, any of the transactions or events described in Item 4 of Schedule 13D. SCMLP may decide to purchase at any time or times on behalf of its advisory clients additional shares of Stock or other securities of the Issuer. SCMLP may at any time or times cause its advisory clients to dispose of any or all securities of the Issuer in any lawful manner. SCMLP"s advisory clients reserve all of their rights as stockholders of the Issuer and may exercise those rights in any manner that they or SCMLP considers to be in the interests of such clients.

Item 5. Interest in Securities of the Issuer

(a) and (b) To the knowledge of the Filers, the beneficial ownership of the Stock by the Named Persons in Item 2 of this statement is as follows at the date hereof:

Common Stock

Name	Aggregate Beneficially Number	Owned Percent	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power
SCMLP	6,850,200	7.67%	0	6,272,500	6,850,200	0
SCMI	6,850,200	7.67%	0	6,272,500	6,850,000	0
Snyder	114,731.01%		114,731	0	114,731	0
Niemasik	0	0%	0	0	0	0
Murtaugh	0	0%	0	0	0	0
Stanton	0	0%	0	0	0	0
Block	1,270.001%		1,270	0	1,270	0
Voss	0	0%	0	0	0	0
Katz-Snyder	0	0%	0	0	0	0
Umberfield	0	0%	0	0	0	0

Preferred Stock

Name	Aggregate Beneficially Number	Owned Percent	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power
SCMLP	366,250	8.85%	0	338,350	366,250	0
SCMI	366,250	8.85%	0	338,350	366,250	0
Snyder	114,731.01%		114,731	0	114,731	0
Niemasik	0	0%	0	0	0	0
Murtaugh	0	0%	0	0	0	0
Stanton	0	0%	0	0	0	0
Block	1,270.001%		1,270	0	1,270	0
Voss	0	0%	0	0	0	0
Katz-Snyder	0	0%	0	0	0	0
Umberfield	0	0%	0	0	0	0

The persons filing this statement effected the following transactions in the Stock on the dates indicated, and such transactions are the only transactions in the Stock by the Filers since March 5, 2000:

Name	Purchase or Sale	Date	Number of Shares	Price Per Share
SCMLP	P	7/26/01	7,500 (Common Stock)	$2.60
SCMLP	P	7/27/01	47,100 (Common Stock)	$2.61

Item 6. Contracts, Arrangement, Understandings or Relationships with Respect to Securities of the Issuer

SCMLP is a registered investment adviser whose clients have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the various securities in which their assets are invested, including the Stock. Depending on SCMLP"s agreements with each advisory client, the client may have no right, a shared right or an exclusive right to direct the voting of the Stock.

Item 7. Material to Be Filed as Exhibits

A. Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G, filed with Amendment No. 1 to Schedule 13D filed by SCMLP and SCMI on January 11, 2001, is incorporated herein by reference.

B. Press Release of Snyder Capital Management, L.P.

SIGNATURES

After reasonable inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 25, 2001

SNYDER CAPITAL MANAGEMENT, L.P. By: Snyder Capital Management, Inc. General Partner By: Steven J. Block Vice President	SNYDER CAPITAL MANAGEMENT, INC. By: Steven J. Block Vice President

EXHIBIT A

PRESS RELEASE

Snyder Capital Management Announces Support for Director Nominees of Elliot & Associates at Metromedia Group International

Stockholders Meeting

Snyder Capital Management, L.P. announced its intent to grant its proxy to Elliot & Associates, L.P. for the upcoming annual meeting of stockholders of Metromedia Group International, Inc. Alan B. Snyder, President of Snyder Capital Management, said:

"We believe that the current management and board of directors of Metromedia Group International, Inc. have not acted in the best interests of the stockholders and have continually been unresponsive to stockholder needs. As a stockholder of more than five years that is interested in the long-term value of the company, we strongly believe there is a pressing need for accountability, and believe that, as a first step, a change is needed in the board of directors. Thus, we have decided, after reviewing all the options, to give our proxy to Elliot & Associates, L.P. in support of its director nominees. This action is necessary to begin making the board and management accountable to the stockholders and achieve the long-term value of the company."

Snyder Capital Management, L.P. is an investment adviser registered with the Securities and Exchange Commission. For more information, please contact Alan B. Snyder at (415) 392-3900.